                                        Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Chemtura Corporation:
We consent to the incorporation by reference in the registration statements (No. 333‑189195) on Form S-3 and (Nos. 333-170501 and 333-181561) on Form S-8 of Chemtura Corporation of our report dated February 22, 2016, with respect to the consolidated balance sheets of Chemtura Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10‑K of Chemtura Corporation.
/s/ KPMG LLP
Stamford, Connecticut
February 22, 2016